Filed by Avis Budget Group, Inc.

Commission File No.: 001-10308

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company:

Dollar Thrifty Automotive Group, Inc.

Commission File No.: 001-13647

FOR IMMEDIATE RELEASE

AVIS BUDGET GROUP AND DOLLAR THRIFTY AUTOMOTIVE GROUP

AGREE TO COOPERATE IN SEEKING REGULATORY APPROVAL

PARSIPPANY, N.J. and TULSA, OKLA., October 5, 2010 -- Avis Budget Group, Inc. (NYSE: CAR) and Dollar Thrifty Automotive Group, Inc. (NYSE: DTG) today released the following joint statement:

Following the termination of Dollar Thrifty’s merger agreement with Hertz Global Holdings, Inc. (NYSE: HTZ), Dollar Thrifty and Avis Budget have agreed to cooperate with respect to Avis Budget’s efforts to pursue antitrust clearance of the proposed acquisition by Avis Budget of Dollar Thrifty.

Avis Budget reaffirmed its commitment to diligently pursue antitrust clearance, as well as its commitment to continue to pursue an acquisition of Dollar Thrifty on the previously announced terms. However, Dollar Thrifty has requested that Avis Budget not commence an exchange offer at this time, as the parties work cooperatively with the antitrust authorities, and Avis Budget has agreed to defer doing so.

There can be no assurance on the timing or outcome of the efforts to secure antitrust clearance for the proposed transaction, that any agreement with respect to a transaction will be reached, or as to the timing or terms thereof. Avis Budget and Dollar Thrifty do not intend to make further announcements with respect to this matter unless so required under applicable law. Citigroup and Morgan Stanley & Co. Incorporated are acting as financial advisors to Avis Budget Group, and Kirkland & Ellis LLP and Arnold & Porter LLP are acting as legal counsel. Dollar Thrifty is being advised by J.P. Morgan and Goldman, Sachs & Co. and the law firm of Cleary Gottlieb Steen & Hamilton LLP.

About Avis Budget Group

Avis Budget Group is a leading provider of vehicle rental services, with operations in more than 70 countries. Through its Avis and Budget brands, the Company is a leading vehicle rental company in each of North America, Australia, New Zealand and certain other regions based on published airport statistics. Avis Budget Group is headquartered in Parsippany, N.J. and has more than 22,000 employees. For more information about Avis Budget Group, visit www.avisbudgetgroup.com.

About Dollar Thrifty Automotive Group, Inc.

Dollar Thrifty Automotive Group, Inc. is headquartered in Tulsa, Oklahoma. Driven by the mission “Value Every Time,” the Company’s brands, Dollar Rent A Car and Thrifty Car Rental, serve value-conscious travelers in over 80 countries. Dollar and Thrifty have approximately 600 corporate and franchised locations in the United States and Canada, operating in virtually all of the top U.S. and Canadian airport markets. The Company’s approximately 6,000 employees are located mainly in North America, but global service capabilities exist through an expanding international franchise network. For additional information, visit http://www.dtag.com or the brand sites at http://www.dollar.com and http://www.thrifty.com.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on Avis Budget’s current expectations and they include, among others, statements regarding expected synergies and benefits of a potential combination of Avis Budget and Dollar Thrifty. There is no assurance that Avis Budget will enter into a merger agreement with Dollar Thrifty or that the potential transaction will be consummated, and there are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein. These risks and uncertainties include the timing to consummate the potential transaction between Avis Budget and Dollar Thrifty and the ability and timing to obtain required regulatory approvals and financing, Avis Budget’s ability to realize the synergies contemplated by the potential transaction, Avis Budget’s ability to promptly and effectively integrate the businesses of Dollar Thrifty and Avis Budget, those risks and uncertainties discussed in the “Risk Factors” section of Avis Budget’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and Quarterly Reports for the quarterly periods ended March 31, 2010 and June 30, 2010, and other factors discussed in Avis Budget’s filings with the SEC. Investors and security holders are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of this press release. Avis Budget does not undertake any obligation to update its forward-looking statements to reflect events or circumstances after the date of this press release.

Additional Information and Where to Find It

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This press release relates to a potential transaction involving Dollar Thrifty Automotive Group, Inc. (“Dollar Thrifty”) which may become the subject of a registration statement and/or proxy statement filed with the Securities and Exchange Commission (the “SEC”). This material is not a substitute for the prospectus/proxy statement Avis Budget Group, Inc. (“Avis Budget”) may file with the SEC regarding the potential transaction or for any other document which Avis Budget may file with the SEC and may send to Avis Budget or Dollar Thrifty stockholders in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF AVIS BUDGET AND DOLLAR THRIFTY ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE POTENTIAL TRANSACTION.

Investors and security holders will be able to obtain free copies of any documents filed with the SEC by Avis Budget through the web site maintained by the SEC at www.sec.gov. Free copies of any such documents can also be obtained by directing a request to Avis Budget Group, Inc., Investor Relations, 6 Sylvan Way, Parsippany, NJ 07054.

Avis Budget and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the potential transaction. Information regarding Avis Budget’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2009, which was filed with the SEC on February 24, 2010, and its proxy statement for its 2010 Annual Meeting of Shareholders, which was filed with the SEC on April 1, 2010. Other information regarding the participants in a proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in a proxy statement filed in connection with the potential transaction.

Media Contacts:
	For Avis Budget:	For Dollar Thrifty:

John Barrows 973.496.7865 PR@avisbudget.com	Joele Frank, Wilkinson Brimmer Katcher Joele Frank / Andrew Siegel / Ed Trissel 212.355.4449	David Reno/Stephanie Pillersdorf Sard Verbinnen & Co. 212.687.8080

Investor Contacts:
	For Avis Budget:	For Dollar Thrifty:

Neal Goldner 973.496.5086 IR@avisbudget.com	MacKenzie Partners Dan Burch / Charlie Koons 212.929.5748 / 212.929.5708	Kindra Marts 918. 669. 2119 kindra.marts@dtag.com

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